Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated March 4, 2020 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
Crescent Point’s 2019 results are highlighted by continued operational execution, increased adjusted funds flow from operations and adjusted net earnings from operations, improved cost structures and a significant reduction in net debt. The Company also implemented a Normal Course Issuer Bid (“NCIB”) to provide for the return of capital to shareholders through a share repurchase program.
The Company's operations were on track with production of 162,230 boe/d in 2019, in-line with guidance of 161,000-163,000 boe/d. Development capital spending totaled $1.25 billion which was in-line with guidance of $1.225 to $1.275 billion. Operating expenses were $12.29 per boe, down 6 percent from 2018 as the Company advanced cost control and efficiency initiatives including an operations by exception workflow platform in the field.
During 2019, adjusted funds flow from operations increased 5 percent to $1.83 billion and adjusted net earnings from operations increased 65 percent to $386.8 million. In the fourth quarter the Company recognized a non-cash impairment charge of $1.21 billion on its oil and gas assets, primarily due to lower forecast commodity prices, resulting in an overall net loss of $1.03 billion in 2019. Impairment charges may be reversed in future periods if there are indications of a change in value, including higher forecast commodity prices.
The Company continued to focus its asset base completing $940.0 million of asset dispositions during 2019, with the Southeast Saskatchewan and Uinta Basin dispositions accounting for the majority of the proceeds. These strategic transactions, which closed late in the third quarter and early fourth quarter respectively, meaningfully improved the Company’s balance sheet and will help lower the Company’s operating, royalty and general administrative expenses moving forward.
Strong operating results and proceeds from divestments allowed Crescent Point to reduce its net debt by $1.25 billion in 2019, ending the year with net debt of $2.77 billion, or 1.5 times trailing adjusted funds flow from operations. In addition, the Company was active on its share repurchase program purchasing 26.2 million common shares as of the date of this report for total consideration of $135.3 million. As a result of lower debt balances, realized interest expense was reduced by $37.6 million or 20 percent from 2018.
On January 20, 2020 the Company successfully closed the sale of certain natural gas infrastructure assets in Saskatchewan for total cash proceeds of $500 million. The proceeds were applied against debt, further strengthening the Company’s financial position.
Results of Operations
Production

	2019	2018	% Change
Crude oil (bbls/d)	126,219	140,298	(10)
NGLs (bbls/d)	20,746	19,805	5
Natural gas (mcf/d)	91,592	108,376	(15)
Total (boe/d)	162,230	178,166	(9)
Crude oil and NGLs (%)	91	90	1
Natural gas (%)	9	10	(1)
Total (%)	100	100	—
The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2019	2018	% Change
Williston Basin	97,231	102,624	(5)
Southwest Saskatchewan	38,378	39,913	(4)
Uinta Basin	16,240	22,640	(28)
Other	10,381	12,989	(20)
Total	162,230	178,166	(9)

CRESCENT POINT ENERGY CORP.	1

Total production averaged 162,230 boe/d during 2019, down 9 percent from 178,166 boe/d in 2018. Crude oil and natural gas production decreased 10 percent and 15 percent, respectively, primarily due to asset dispositions in Southeast Saskatchewan in the third quarter and the sale of the Uinta Basin assets in the fourth quarter. Natural gas liquids ("NGLs") volumes increased mainly due to growing production in North Dakota.
The Company's weighting to crude oil and NGLs remained relatively consistent with the comparative period.
Exhibit 1
Marketing and Prices

Average Selling Prices (1)	2019	2018	% Change
Crude oil ($/bbl)	67.14	69.43	(3)
NGLs ($/bbl)	19.94	33.66	(41)
Natural gas ($/mcf)	2.75	2.25	22
Total ($/boe)	56.34	59.78	(6)
(1) The average selling prices reported are before realized derivatives and transportation.

Benchmark Pricing	2019	2018	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	57.04	64.78	(12)
WTI crude oil (Cdn$/bbl)	75.65	83.91	(10)
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(6.03)	(10.75)	(44)
FOS crude oil (Cdn$/bbl) (3)	(12.79)	(25.65)	(50)
Wax crude oil (US$/bbl) (4)	(12.75)	(8.97)	42
UHC crude oil (US$/bbl) (5)	(0.66)	(2.39)	(72)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	1.75	1.50	17
AECO monthly index natural gas (Cdn$/mcf)	1.62	1.53	6
NYMEX natural gas (US$/mmbtu) (7)	2.63	3.08	(15)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.754	0.772	(2)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	FOS refers to the Fosterton crude oil price, which typically receives a premium to Western Canadian Select ("WCS") prices.

(4)
Wax crude oil is based on posted yellow wax prices in Salt Lake City. The crude oil differential for 2019 is based on the 10 months ended October 31, 2019, as the Uinta Basin assets were disposed of on October 18, 2019.

(5)	UHC refers to the Sweet at Clearbrook crude oil price.

(6)	AECO refers to the Alberta Energy Company natural gas price.

(7)	NYMEX refers to the New York Mercantile Exchange natural gas price.
US$ WTI benchmark price decreased 12 percent on average in 2019. The decrease reflects increased global inventory and concerns over the state of the global economy, which put downward pressure on prices throughout the year.

CRESCENT POINT ENERGY CORP.	2

Canadian natural gas prices strengthened in 2019 with the AECO daily benchmark price increasing 17 percent due to tighter natural gas supplies and shrinking inventories. In addition, TC Energy’s Temporary Service Protocol enacted on the Nova Gas Transmission Limited pipeline allowed for storage during maintenance periods and reduced the volatility of AECO prices.
U.S. natural gas prices weakened in 2019 with the NYMEX benchmark price decreasing 15 percent due to continued supply growth that resulted in higher inventory levels in 2019.
Exhibit 2

(1)	Utah production is priced at a negotiated discount to WTI.
Canadian crude oil differentials narrowed in 2019 primarily due to the mandatory oil production curtailments in Alberta and continued strong demand. In the U.S., yellow and black wax differentials widened due to increased supply in the Uinta Basin outpacing the local refining capacity in Salt Lake City. Overall, the Company's corporate oil differential in 2019 narrowed reflecting the quality and location of the Company's production. Additionally, the Company's production volumes were not affected by the Alberta government's mandatory production curtailment and Southeast Saskatchewan production is located downstream of apportionment points.
For the year ended December 31, 2019, the Company's average selling price for crude oil decreased 3 percent from 2018, primarily as a result of a 12 percent decrease in the US$ WTI benchmark price, partially offset by a narrower corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the year ended December 31, 2019 was $8.51 per bbl compared to $14.48 per bbl in 2018.
The Company's average selling price for NGLs in 2019 decreased 41 percent from $33.66 per bbl to $19.94 per bbl. Average selling prices for NGLs were impacted by the significant weakening of propane, butane and condensate prices.
The Company's average selling price for natural gas in 2019 increased 22 percent from $2.25 per mcf to $2.75 per mcf, primarily as a result of the 17 percent increase in the AECO daily benchmark price and the premium to benchmark pricing received on the Company's Saskatchewan gas production and growth in U.S. gas production which is exposed to NYMEX based pricing.
Exhibit 3

CRESCENT POINT ENERGY CORP.	3

Exhibit 4

(1)	Q4 2019 excludes yellow wax crude oil due to the disposition of the Uinta Basin assets in October 2019.

(2)	The Company's average US crude oil selling price for Q4 2019 relates to North Dakota and excludes the Uinta Basin.
Exhibit 5
Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and in fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 26 - "Financial Instruments and Derivatives" in the annual consolidated financial statements for the year ended December 31, 2019 for additional information on the Company's derivatives.

CRESCENT POINT ENERGY CORP.	4

The following is a summary of the realized commodity derivative gains (losses):

($ millions, except volume amounts)	2019	2018	% Change
Average crude oil volumes hedged (bbls/d)	62,926	79,066	(20)
Crude oil realized derivative gain (loss)	34.7	(276.7)	(113)
per bbl	0.75	(5.40)	(114)
Average natural gas volumes hedged (GJ/d) (1)	19,948	33,973	(41)
Natural gas realized derivative gain	8.7	16.9	(49)
per mcf	0.26	0.43	(40)
Average barrels of oil equivalent hedged (boe/d)	66,077	84,432	(22)
Total realized derivative gains (losses)	43.4	(259.8)	(117)
per boe	0.73	(4.00)	(118)

(1)	GJ/d is defined as gigajoules per day.
The Company's realized derivative gain for crude oil was $34.7 million for the year ended December 31, 2019, compared to a realized derivative loss of $276.7 million in 2018. The realized derivative gain in 2019 was largely attributable to the decrease in the Cdn$ WTI benchmark price and the increase in the Company's average derivative crude oil price. During the year ended December 31, 2019, the Company's average derivative crude oil price increased by 4 percent or $2.84 per bbl, from $74.32 per bbl in 2018 to $77.16 per bbl in 2019.
Crescent Point's realized derivative gain for gas was $8.7 million for the year ended December 31, 2019, compared to $16.9 million in 2018. The decreased realized derivative gain in 2019 was largely attributable to lower volumes hedged, an increase in the AECO monthly index price, and the decrease in the Company's average derivative gas price. During the year ended December 31, 2019, the Company's average derivative gas price decreased by 3 percent or $0.09 per GJ, from $2.82 per GJ in 2018 to $2.73 per GJ in 2019.
Exhibit 6
The following is a summary of the Company's unrealized commodity derivative gains (losses):

($ millions)	2019	2018	% Change
Crude oil	(94.0)	216.1	(143)
Natural gas	(10.4)	(12.7)	(18)
Total unrealized commodity derivative gains (losses)	(104.4)	203.4	(151)
The Company recognized a total unrealized commodity derivative loss of $104.4 million for the year ended December 31, 2019 compared to an unrealized commodity derivative gain of $203.4 million in 2018, primarily due to a $94.0 million unrealized derivative loss on crude oil contracts compared to a $216.1 million unrealized derivative gain in 2018. The unrealized crude oil derivative loss for the year ended December 31, 2019 was primarily attributable to the increase in the Cdn$ WTI forward benchmark prices at December 31, 2019 compared to December 31, 2018.

CRESCENT POINT ENERGY CORP.	5

Oil and Gas Sales

($ millions) (1)	2019	2018	% Change
Crude oil sales	3,093.2	3,555.3	(13)
NGL sales	151.0	243.3	(38)
Natural gas sales	91.8	88.9	3
Total oil and gas sales	3,336.0	3,887.5	(14)

(1)	Oil and gas sales are reported before realized derivatives.
Crude oil sales decreased 13 percent in 2019 primarily due to the 10 percent decrease in crude oil production from asset divestments and 3 percent decrease in realized crude oil prices.
NGL sales decreased 38 percent in 2019 primarily due to the 41 percent decrease in realized NGL prices, partially offset by the 5 percent increase in NGL production.
Natural gas sales increased 3 percent in 2019 primarily due to the 22 percent increase in realized natural gas prices, driven by the increase in the AECO daily benchmark price, partially offset by the 15 percent decrease in natural gas production.
Exhibit 7
Royalties

($ millions, except % and per boe amounts)	2019	2018	% Change
Royalties	482.8	592.4	(19)
As a % of oil and gas sales	14	15	(1)
Per boe	8.15	9.11	(11)
Royalties decreased 19 percent in 2019 largely due to the 14 percent decrease in oil and gas sales. Royalties as a percentage of oil and gas sales remained relatively consistent with 2018. The one percent decrease in royalties as a percentage of oil and gas sales reflects the Uinta Basin disposition in the fourth quarter of 2019, which had higher associated royalty rates.

CRESCENT POINT ENERGY CORP.	6

Exhibit 8
Operating Expenses

($ millions, except per boe amounts)	2019	2018 (1)	% Change
Operating expenses	727.6	853.8	(15)
Per boe	12.29	13.13	(6)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Operating expenses and operating expenses per boe decreased 15 percent and 6 percent, respectively, in 2019. The Company's increased focus on field efficiencies, cost control and an operations by exception platform has resulted in realized savings across its operations including labour and equipment repairs and maintenance. The decrease also reflects the Southeast Saskatchewan and Uinta Basin dispositions, which had higher average operating expenses.
Exhibit 9
Transportation Expenses

($ millions, except per boe amounts)	2019	2018	% Change
Transportation expenses	123.7	131.7	(6)
Per boe	2.09	2.02	3
Transportation expenses decreased 6 percent in 2019 due to lower activity as a result of the reduction in production volumes from asset dispositions. Transportation expenses per boe increased 3 percent, primarily due to assets divestments that had lower associated transportation costs.

CRESCENT POINT ENERGY CORP.	7

Exhibit 10
Netback

	2019	2018 (2)
	Total (3) ($/boe)	Total (3) ($/boe)	% Change
Average selling price	56.34	59.78	(6)
Royalties	(8.15)	(9.11)	(11)
Operating expenses	(12.29)	(13.13)	(6)
Transportation expenses	(2.09)	(2.02)	3
Operating netback (1)	33.81	35.52	(5)
Realized gain (loss) on derivatives	0.73	(4.00)	(118)
Netback (1)	34.54	31.52	10

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

(3)
The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.

The Company's operating netback for the year ended December 31, 2019 decreased 5 percent to $33.81 per boe from $35.52 per boe in 2018. The decrease in the Company's operating netback was primarily due to the decrease in average selling price, partially offset by lower royalties and operating expenses. The increase in the Company's netback was primarily the result of the realized gain on commodity derivatives compared to a realized loss in the same period in 2018, partially offset by the decrease in the operating netback.

CRESCENT POINT ENERGY CORP.	8

Exhibit 11
Exhibit 12
General and Administrative Expenses

($ millions, except per boe amounts)	2019	2018 (1)	% Change
General and administrative costs	127.6	162.2	(21)
Capitalized	(35.7)	(40.3)	(11)
Total general and administrative expenses	91.9	121.9	(25)
Transaction costs	(6.3)	(5.1)	24
General and administrative expenses	85.6	116.8	(27)
Per boe	1.45	1.80	(19)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A.

General and administrative ("G&A") expenses decreased $31.2 million or 27 percent in 2019 primarily due to lower employee related costs, decreased shareholder costs and the reclassification of rent expense as a result of the adoption of IFRS 16, partially offset by lower overhead recoveries. In the year ended December 31, 2019, severance costs of $10.2 million were included in G&A, compared to $19.1 million in 2018. Severance costs in 2019 are related to workforce reductions as a result of asset divestments.
G&A expenses per boe decreased 19 percent in the year ended December 31, 2019 compared to 2018. The decrease is due to the decrease in total G&A as noted above, partially offset by lower production volumes.

CRESCENT POINT ENERGY CORP.	9

Transaction costs incurred in the year ended December 31, 2019 relate primarily to the Uinta Basin and southeast Saskatchewan divestments. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 13
Interest Expense

($ millions, except per boe amounts)	2019	2018 (1) (Revised)	% Change
Realized
Interest expense on long-term debt	146.8	184.4	(20)
Unrealized (gain) loss
CCS - Interest	23.6	(20.7)	188
Interest expense	170.4	163.7	4
Per boe	2.88	2.52	14

(1)	Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on interest rate contracts previously included in derivative gains (losses).
Interest expense on long-term debt decreased 20 percent in 2019 reflecting the Company's lower average debt balance. The Company's effective interest rate in 2019 increased to 4.26 percent from 4.16 percent in 2018.
The Company recorded a $23.6 million unrealized loss on interest rate derivatives in 2019 compared to a $20.7 million unrealized gain in 2018. The unrealized derivative loss in 2019 was primarily due to the impact of the stronger forward Canadian dollar at December 31, 2019 as compared to December 31, 2018 on the interest payments related to the Company's cross currency swaps ("CCS").
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At December 31, 2019, 81 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.

CRESCENT POINT ENERGY CORP.	10

Exhibit 14
Foreign Exchange Gain (Loss)

($ millions)	2019	2018 (1) (Revised)	% Change
Realized gain (loss)
CCS - Principal	32.4	88.3	(63)
US dollar long-term debt maturities	(32.4)	(70.3)	(54)
Other	(3.7)	4.3	(186)
Unrealized gain (loss)
CCS - Principal and foreign exchange swaps	(141.6)	215.3	(166)
Translation of US dollar long-term debt	207.7	(254.2)	(182)
Other	(1.3)	(2.1)	(38)
Foreign exchange gain (loss)	61.1	(18.7)	(427)

(1)	Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on CCS and foreign exchange swaps previously included in derivative gains (losses).
The Company has US dollar denominated debt, including London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the year ended December 31, 2019, the Company had a realized loss on US dollar long-term debt maturities of $32.4 million, which was offset by the realized gain on CCS.
The Company records unrealized foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. The Company recorded an unrealized foreign exchange gain of $207.7 million on the translation of US dollar long-term debt and accrued interest in 2019 compared to an unrealized foreign exchange loss of $254.2 million in 2018. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest in 2019 was attributable to a stronger Canadian dollar at December 31, 2019 as compared to December 31, 2018.
The Company recognized an unrealized derivative loss on CCS of $141.6 million for the year ended December 31, 2019 compared to an unrealized derivative gain of $215.3 million in 2018. The unrealized CCS derivative loss in 2019 was primarily the result of the stronger forward Canadian dollar at December 31, 2019 as compared to December 31, 2018.
Share-based Compensation Expense

($ millions, except per boe amounts)	2019	2018	% Change
Share-based compensation costs	29.2	53.7	(46)
Capitalized	(4.3)	(7.7)	(44)
Share-based compensation expense	24.9	46.0	(46)
Per boe	0.42	0.71	(41)

CRESCENT POINT ENERGY CORP.	11

The Company recorded share-based compensation ("SBC") costs of $29.2 million in 2019, compared to $53.7 million in 2018. The 46 percent decrease in the year ended December 31, 2019 was primarily due to lower staffing levels in 2019 and the impact of the Company's share price. In addition, higher performance achievements associated with the Performance Share Unit ("PSU") Plan resulted in higher SBC costs in 2018, and the Company recorded SBC costs of $2.8 million related to an organizational restructuring during the year ended December 31, 2018.
Exhibit 15
The following table summarizes of the number of restricted shares, PSUs and Deferred Share Units ("DSUs") outstanding:

	December 31, 2019	December 31, 2018
Restricted Share Bonus Plan (1)	3,636,194	3,241,684
Performance Share Unit Plan (2)	2,920,444	2,246,314
Deferred Shared Unit Plan	319,891	301,614

(1)	At December 31, 2019, the Company was authorized to issue up to 10,935,120 common shares (December 31, 2018 - 14,256,482 common shares)

(2)	Based on underlying units before any effect of performance multipliers.
As of the date of this report, the Company had 3,107,399 restricted shares, 4,602,333 PSUs and 335,243 DSUs outstanding.
Stock Option Plan
The Company had 2,833,342 stock options outstanding at December 31, 2019 (December 31, 2018 - 2,048,115 stock options outstanding) at a weighted average exercise price of $7.59 per share.
As of the date of this report, the Company had 2,833,342 stock options outstanding.
Depletion, Depreciation, Amortization and Impairment

($ millions, except per boe amounts)	2019	2018 (1)	% Change
Depletion and depreciation	1,117.8	1,421.6	(21)
Amortization of exploration and evaluation undeveloped land	129.1	157.2	(18)
Depletion, depreciation and amortization	1,246.9	1,578.8	(21)
Impairment	1,466.4	3,705.9	(60)
Depletion, depreciation, amortization and impairment	2,713.3	5,284.7	(49)
Per boe, before impairment	21.06	24.28	(13)
Per boe	45.82	81.26	(44)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment for the year ended December 31, 2019 was $21.06 per boe compared to $24.28 per boe in 2018. The 13 percent decrease in the DD&A rate per boe in the year ended December 31, 2019 was primarily due to the impairment expense booked in the fourth quarter of 2018, which reduced the value of the Company's property, plant and equipment ("PP&E").

CRESCENT POINT ENERGY CORP.	12

During the year ended December 31, 2019, the Company recorded impairment expense of $1.21 billion on its development and production assets primarily as a result of the decrease in forecast benchmark commodity prices. The value of the Company’s assets was estimated based on independent evaluator pricing, proved plus probable reserves and a discount rate of 15 percent. The impairment charge does not impact the Company's adjusted funds flow, adjusted net earnings from operations or the amount of credit available under our bank credit facilities. The impairment can be reversed in future periods up to the original carrying value less any associated DD&A, should there be indicators that the value of the assets has increased.
The Company also recorded $258.6 million of impairment related to assets that were disposed in 2019, including the Company's Uinta Basin assets and other non-core assets.
Exhibit 16
Other Losses
The Company recorded other losses of $159.9 million in 2019 compared to $143.5 million in 2018. The losses in 2019 were comprised primarily of losses on asset dispositions, partially offset by proceeds received from a legal settlement and a gain recognized on lease modifications. The other losses in 2018 were comprised primarily of losses on asset dispositions and unrealized losses on long-term investments.
Taxes

($ millions)	2019	2018	% Change
Current tax expense	0.4	0.3	33
Deferred tax recovery	(159.4)	(938.8)	(83)
Current Tax Expense
In the year ended December 31, 2019, the Company recorded current tax expense of $0.4 million compared to a current tax expense of $0.3 million in 2018.
Deferred Tax Recovery
The Company recorded a deferred tax recovery of $159.4 million in 2019 compared to $938.8 million in 2018. The deferred tax recovery in 2019 primarily relates to the net loss before income tax and a change in estimate regarding future usable U.S. tax pools as a result of the Uinta Basin asset disposition.
The deferred tax recovery in 2018 was primarily the result of the net loss before income tax in 2018, which resulted mainly from the impairment expense recorded in the year.

CRESCENT POINT ENERGY CORP.	13

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2019	2018 (2)	% Change
Cash flow from operating activities	1,742.9	1,748.0	—

Adjusted funds flow from operations (1)	1,825.4	1,741.2	5

Net income (loss)	(1,033.3)	(2,616.9)	(61)
Net income (loss) per share - diluted	(1.89)	(4.77)	(60)

Adjusted net earnings from operations (1)	386.8	234.6	65
Adjusted net earnings from operations per share - diluted (1)	0.71	0.43	65

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A.

Cash flow from operating activities remained relatively consistent in the year ended December 31, 2019, compared to 2018.
Exhibit 17
Adjusted funds flow from operations ("FFO") increased to $1.83 billion in the year ended December 31, 2019 from $1.74 billion in 2018. The increase is primarily the result of the realized derivative gain, a decrease in interest expense on long-term debt, and lower G&A expenses and cash-settled SBC costs, partially offset by the decrease in production volumes.

CRESCENT POINT ENERGY CORP.	14

Exhibit 18
The Company reported a net loss of $1.03 billion in 2019, compared to $2.62 billion in 2018, primarily due to the decrease in impairment expense, the foreign exchange gain on long-term debt and the decrease in DD&A, partially offset by the unrealized derivative loss and fluctuations in deferred taxes. In 2019, the Company recorded net loss per share - diluted of $1.89 compared to net loss per share - diluted of $4.77 in 2018.
Exhibit 19
The Company reported adjusted net earnings from operations of $386.8 million in 2019 compared to $234.6 million in 2018, primarily due to the decrease in depletion and increase in adjusted FFO, partially offset by fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted increased 65 percent to $0.71 in 2019, compared to $0.43 in 2018.

CRESCENT POINT ENERGY CORP.	15

Exhibit 20
Dividends
The following table provides a reconciliation of dividends:

($ millions, except per share amounts)	2019	2018	% Change
Accumulated dividends, beginning of year	7,607.1	7,408.6	3
Dividends declared to shareholders	22.0	198.5	(89)
Accumulated dividends, end of year	7,629.1	7,607.1	—

Accumulated dividends per share, beginning of year	32.16	31.80	1
Dividends declared to shareholders per share	0.04	0.36	(89)
Accumulated dividends per share, end of year	32.20	32.16	—
On January 15, 2019, the Company announced a change to the dividend policy to a quarterly cash dividend of $0.01 per share.
Other Long-Term Assets
At December 31, 2019, other long-term assets consist of $15.7 million of investment tax credits and $6.7 million of long-term investments.
Long-Term Investments
The Company holds common shares in publicly traded oil and gas companies, which were acquired through previous corporate acquisitions. The investments are recorded at fair value at each reporting period with the resulting gain or loss recorded in net income. At December 31, 2019, the investments were recorded at a fair value of $6.7 million, which was $0.6 million more than the original cost of the investments.
Related Party Transactions
Key management personnel of the Company include its directors and executive officers. In 2019, the Company recorded $5.8 million (2018 - $7.7 million) relating to compensation of key management personnel and $2.3 million (2018 - $11.3 million) for severance relating to key management personnel. In 2019, share-based compensation costs relating to compensation of key management personnel and severance were $10.3 million (2018 – $22.6 million) and nil (2018 - $2.8 million), respectively.
Capital Expenditures

($ millions)	2019	2018	% Change
Capital acquisitions	15.9	15.4	3
Capital dispositions	(940.0)	(355.9)	164
Development capital expenditures	1,252.1	1,736.6	(28)
Land expenditures	15.5	33.2	(53)
Capitalized administration (1)	35.7	40.3	(11)
Corporate assets	2.9	7.7	(62)
Total	382.1	1,477.3	(74)

(1)	Capitalized administration excludes capitalized equity-settled share-based compensation.

CRESCENT POINT ENERGY CORP.	16

Development Capital Expenditures
The Company's development capital expenditures in the year ended December 31, 2019 were $1.25 billion, compared to $1.74 billion in 2018. In 2019, 510 (465.8 net) wells were drilled and $96.2 million was spent on facilities and seismic.
Crescent Point's budgeted capital expenditure guidance for 2020 is $1.10 billion to $1.20 billion, excluding any net land and property acquisitions.
Exhibit 21
Capital Acquisitions and Dispositions
Major Property Disposition
Uinta Basin Asset Disposition
On October 18, 2019, the Company sold its Uinta Basin assets, which included production of approximately 20,000 boe/d, for total consideration of $676.8 million after closing adjustments. Total consideration included cash of $653.9 million and working capital items of $22.9 million. These assets were classified as held for sale at September 30, 2019 resulting in an impairment charge of $241.4 million in the third quarter. A further impairment charge of $8.7 million was recorded upon closing of the transaction in the fourth quarter of 2019.
Southeast Saskatchewan Asset Disposition
In the third quarter of 2019, the Company sold certain southeast Saskatchewan conventional assets for total consideration of $196.9 million after closing adjustments. These non-core assets included production of approximately 7,000 boe/d. The Company recorded a loss on sale of $193.8 million in conjunction with the divestments.
Minor Property Acquisitions and Dispositions
In the year ended December 31, 2019, the Company completed minor property acquisitions and dispositions for total net consideration of $50.4 million, resulting in a loss on sale of $5.4 million.
Assets Held for Sale
In November 2019, the Company announced that it entered into a definitive agreement to sell certain gas infrastructure assets in Saskatchewan for cash consideration of $500.0 million. These assets have been classified as held for sale at December 31, 2019 at their carrying value of $187.1 million. The Company successfully closed the transaction on January 20, 2020.
Goodwill
The Company's goodwill balance is attributable to corporate acquisitions completed during the period 2003 through 2012. The goodwill balance as at December 31, 2019 was $230.9 million compared to $244.0 million at December 31, 2018. The decrease of $13.1 million is attributable to the southeast Saskatchewan conventional asset dispositions.
Other Current Liabilities
At December 31, 2019, other current liabilities consist of $2.3 million related to the current portion of long-term compensation liability, $31.3 million related to the current portion of lease liabilities, and $35.0 million related to decommissioning liability.
Other Long-Term Liabilities
At December 31, 2019, other long-term liabilities consist of $10.8 million of long-term compensation liability related to share-based compensation.

CRESCENT POINT ENERGY CORP.	17

Lease Liability
At December 31, 2019, the Company had $181.2 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, decreased by $78.8 million during 2019 from $1.23 billion at December 31, 2018 to $1.15 billion at December 31, 2019. The liability was based on estimated undiscounted cash flows to settle the obligation of $1.09 billion.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2019	December 31, 2018
Net debt (1)	2,765.3	4,011.3
Shares outstanding	529,399,923	550,151,561
Market price at end of year (per share)	5.79	4.14
Market capitalization (1)	3,065.2	2,277.6
Enterprise value (1)	5,830.5	6,288.9
Net debt as a percentage of enterprise value	47	64
Adjusted funds flow from operations (1) (2)	1,825.4	1,741.2
Net debt to adjusted funds flow from operations (1)	1.5	2.3

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
At December 31, 2019, Crescent Point's enterprise value was $5.83 billion and the Company was capitalized with 53 percent equity compared to $6.29 billion and 36 percent at December 31, 2018, respectively. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2019 decreased to 1.5 times compared to 2.3 times at December 31, 2018, due to the reduction in net debt.
Exhibit 22

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.

The Company has combined facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually. As at December 31, 2019, the Company had approximately $817.2 million drawn on bank credit facilities, including $6.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.24 billion including cash of $56.9 million.

CRESCENT POINT ENERGY CORP.	18

The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.41 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
The Company is in compliance with all debt covenants at December 31, 2019 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2019
Senior debt to adjusted EBITDA (1) (2)	3.5	1.5
Total debt to adjusted EBITDA (1) (3)	4.0	1.5
Senior debt to capital (2) (4)	0.55	0.37

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At December 31, 2019, Crescent Point had 529.4 million common shares issued and outstanding compared to 550.2 million common shares at December 31, 2018. The decrease of 20.8 million shares is due to shares repurchased and cancelled under the NCIB, partially offset by shares issued pursuant to the Restricted Share Bonus Plan.
Normal Course Issuer Bid
On January 23, 2019, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and expired on January 24, 2020.
During 2019, the Company purchased and cancelled 24.1 million common shares for total consideration of $122.6 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
As of the date of this report, the Company has purchased, for cancellation, 26.2 million common shares for total consideration of $135.3 million.
Outstanding Common Shares Data
As of the date of this report, the Company had 527,722,179 common shares outstanding.
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2019, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	5.6	9.7	11.7	37.9	64.9
Transportation	15.4	24.4	23.7	12.8	76.3
Capital	4.8	—	—	—	4.8
Total contractual commitments (2)	25.8	34.1	35.4	50.7	146.0

(1)	Includes operating costs on the Company's office space, net of $14.3 million of recoveries from subleases.

(2)	Excludes contracts accounted for under IFRS 16. See Note 13 - "Leases" in the annual consolidated financial statements for the year ended December 31, 2019 for further information.

CRESCENT POINT ENERGY CORP.	19

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Other contractual commitments
Senior guaranteed notes (1)	234.6	532.3	829.2	500.5	2,096.6
Bank credit facilities (2)	39.9	916.8	—	—	956.7
Total contractual commitments	274.5	1,449.1	829.2	500.5	3,053.3

(1)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(2)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2019. The current maturity date of the Company's facilities is October 25, 2023. The Company expects that the facilities will be renewed and extended prior to their maturity dates.

Subsequent Events
Gas infrastructure assets disposition
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan for total cash consideration of $500.0 million.
Off Balance Sheet Arrangements
The Company has off-balance sheet arrangements consisting of various contracts which are entered into in the normal course of operations. Contracts that contain a lease are accounted for under IFRS 16 and recorded on the balance sheet as at December 31, 2019. All other contracts which are entered into in the normal course of operations are captured in the "off balance sheet commitments" table in the Contractual Obligations and Commitments section above and no asset or liability value has been assigned to these leases on the balance sheet as at December 31, 2019.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 - "Significant Accounting Policies" in the annual consolidated financial statements for the year ended December 31, 2019. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment is aggregated into cash-generating units ("CGUs"), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability is subject to judgment as it is based on the presence of reserves and results in the transfer of assets from E&E to PP&E.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are based on estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	20

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by its very nature, is subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions and market access; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; volatility in crude oil price differentials; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; adverse changes to income tax laws or other laws or government incentive programs and regulations relating to the oil and gas industry; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks to which Crescent Point is exposed include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, rail blockades, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; outbreaks; loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and cyber security risks.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
Refer to the Company's Annual Information Form for the year ended December 31, 2019 for additional information on the Company's risk factors.

CRESCENT POINT ENERGY CORP.	21

Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
On January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. Under the modified retrospective approach comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company has applied the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of a lower dollar value; and

•
Use of the Company's previous assessment of impairment under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.

The lease liability is calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The Company records financing expense on the lease liability and depreciation expense on the ROU asset and the associated ROU asset is measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings; or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

As a result of the adoption of IFRS 16, at December 31, 2019 net income (loss) before tax decreased $4.8 million and cash flow from operating activities increased $34.1 million. Refer to Note 4 - "Changes in Accounting Policies" in the audited consolidated financial statements for the year ended December 31, 2019 for additional information on the Company's adoption of IFRS 16.

CRESCENT POINT ENERGY CORP.	22

Selected Annual Information

($ millions, except per share amounts)	2019	2018	2017
Oil and gas sales	3,336.0	3,887.5	3,303.9

Average daily production
Crude oil (bbls/d)	126,219	140,298	139,996
NGLs (bbls/d)	20,746	19,805	18,250
Natural gas (mcf/d)	91,592	108,376	106,599
Total (boe/d)	162,230	178,166	176,013

Net income (loss) (1) (2)	(1,033.3)	(2,616.9)	(124.0)
Net income (loss) per share (1) (2)	(1.89)	(4.77)	(0.23)
Net income (loss) per share - diluted (1) (2)	(1.89)	(4.77)	(0.23)

Adjusted net earnings from operations (1) (3)	386.8	234.6	100.0
Adjusted net earnings from operations per share (1) (3)	0.71	0.43	0.18
Adjusted net earnings from operations per share – diluted (1) (3)	0.71	0.43	0.18

Cash flow from operating activities (1)	1,742.9	1,748.0	1,718.7

Adjusted funds flow from operations (1) (3)	1,825.4	1,741.2	1,728.8

Adjusted working capital (deficiency) (3) (4)	(126.1)	(208.2)	(133.3)
Total assets (1)	10,091.8	12,730.4	16,005.3
Total liabilities (1)	4,749.1	6,117.6	6,842.4
Net debt (3)	2,765.3	4,011.3	4,024.9
Total long-term derivative liability	—	—	16.6

Weighted average shares - diluted (millions)	546.0	550.2	546.8

Capital acquisitions	15.9	15.4	308.1
Capital dispositions	(940.0)	(355.9)	(306.3)
Development capital expenditures	1,252.1	1,736.6	1,625.0

Dividends declared	22.0	198.5	197.7
Dividends declared per share	0.04	0.36	0.36

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

(2)	Net income (loss) and net income (loss) before discontinued operations are the same.

(3)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(4)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

Crescent Point’s oil and gas sales, cash flow from operating activities, adjusted funds flow from operations and total assets have fluctuated for the years 2017 through 2019, primarily due to changes in the Cdn $ WTI benchmark prices and corporate oil price differentials, numerous property acquisitions and dispositions and the Company's drilling program.
Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and net impairments to PP&E along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	23

Summary of Quarterly Results

	2019				2018
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	729.3	769.1	945.2	892.4	791.6	1,076.7	1,084.0	935.2

Average daily production
Crude oil (bbls/d)	111,394	119,011	134,951	139,911	140,281	134,146	145,532	141,312
NGLs (bbls/d)	21,406	20,627	20,841	20,097	20,210	22,257	17,934	18,775
Natural gas (mcf/d)	74,347	96,422	100,101	95,679	106,236	107,231	110,110	109,983
Total (boe/d)	145,191	155,708	172,476	175,955	178,198	174,275	181,818	178,418

Net income (loss) (1)	(932.1)	(301.7)	198.6	1.9	(2,390.5)	30.5	(166.2)	(90.7)
Net income (loss) per share (1)	(1.73)	(0.55)	0.36	—	(4.35)	0.06	(0.30)	(0.17)
Net income (loss) per share – diluted (1)	(1.73)	(0.55)	0.36	—	(4.35)	0.06	(0.30)	(0.17)

Adjusted net earnings (loss) from operations(1) (2)	49.9	32.6	146.0	158.3	(16.3)	84.8	102.7	63.4
Adjusted net earnings (loss) from operations per share (1) (2)	0.09	0.06	0.27	0.29	(0.03)	0.15	0.19	0.12
Adjusted net earnings (loss) from operations per share – diluted (1) (2)	0.09	0.06	0.27	0.29	(0.03)	0.15	0.19	0.12

Cash flow from operating activities	396.5	402.2	527.4	416.8	359.1	474.1	452.8	462.0

Adjusted funds flow from operations (1) (2)	418.4	389.2	503.8	514.0	337.3	474.7	500.3	428.9

Adjusted working capital (deficiency) (3)	(126.1)	(100.2)	(124.7)	(139.8)	(208.2)	(139.9)	(90.4)	(339.8)
Total assets (1)	10,091.8	12,073.3	12,430.7	12,824.2	12,730.4	15,948.9	16,174.7	16,481.6
Total liabilities (1)	4,749.1	5,685.2	5,751.7	6,288.8	6,117.6	7,049.5	7,210.1	7,374.7
Net debt (2)	2,765.3	3,360.0	3,553.5	3,905.5	4,011.3	4,006.9	4,015.7	4,409.3
Total long-term derivative liability	—	—	—	5.9	—	17.9	35.3	17.4

Weighted average shares – diluted (millions)	538.7	548.0	548.2	550.3	550.2	551.1	551.0	548.4

Capital acquisitions	13.5	0.1	—	2.3	2.5	(1.8)	—	14.7
Capital dispositions	(677.3)	(199.3)	(58.3)	(5.1)	(45.0)	(19.6)	(267.6)	(23.7)
Development capital expenditures	343.4	362.3	166.2	380.2	302.3	411.1	301.2	722.0

Dividends declared	5.4	5.5	5.5	5.6	49.4	49.8	49.7	49.6
Dividends declared per share	0.01	0.01	0.01	0.01	0.09	0.09	0.09	0.09

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

(2)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(3)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to movement in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, dispositions and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, impairments to PP&E recorded in the fourth quarter of 2019 and fourth quarter of 2018, and gains and losses on capital dispositions, along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, dispositions and the Company's capital development program. Cash flow from operating activities and adjusted funds flow from operations throughout the last eight quarters has allowed the Company to provide return to shareholders.

CRESCENT POINT ENERGY CORP.	24

Fourth Quarter Review

•
Crescent Point's production averaged 145,191 boe/d in the fourth quarter of 2019, a decrease of seven percent from third quarter 2019. Lower fourth quarter production was primarily a result of the Southeast Saskatchewan divestment that closed late in the third quarter and the Uinta Basin divestment that closed early in the fourth quarter. Production in the fourth quarter of 2019 was weighted 91 percent towards crude oil and liquids.

•
Adjusted funds flow from operations totaled $418.4 million in the fourth quarter of 2019, an increase of seven percent from third quarter 2019 and adjusted net earnings totaled $49.9 million compared to $32.6 million in third quarter 2019. The increases in the fourth quarter were primarily driven by lower operating, general and administrative and interest expenses.

•	The Company recognized an impairment charge of $1.21 billion due to lower forecast commodity prices.

•
During the fourth quarter of 2019, the Company spent $312.7 million on drilling and development activities, drilling 137 (134.7 net) wells. Crescent Point also spent $30.7 million on facilities and seismic, for total development capital expenditures of $343.4 million.

•	Net debt was reduced by $594.7 million in the fourth quarter of 2019, ending at $2.77 billion or 1.5 times trailing adjusted funds flow from operations.
Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2019.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;

2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2019, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2019 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2019, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2019 was audited by PricewaterhouseCoopers LLP, as reflected in their report for 2019. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2019 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

CRESCENT POINT ENERGY CORP.	25

Outlook
Crescent Point's guidance for 2020 is as follows:

Production
Total annual average production (boe/d)	140,000 - 144,000
% Oil and NGLs	91%
Development capital expenditures ($ millions) (1) (2)	$1,100 to $1,200
Drilling and development (%)	90%
Facilities and seismic (%)	10%

(1)	The projection of development capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

(2)	Based on US$55.00/bbl WTI, $0.75 US/CAD, MSW differential of ~US$7.00/bbl and WCS differential of ~US$19.00/bbl for 2020.
Crescent Point will continue to seek opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2019 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	26

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	2019	2018 (1)	% Change
Cash flow from operating activities	1,742.9	1,748.0	—
Changes in non-cash working capital	47.5	(37.2)	(228)
Transaction costs	6.3	5.1	24
Decommissioning expenditures	28.7	25.3	13
Adjusted funds flow from operations	1,825.4	1,741.2	5

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2019	2018 (1)	% Change
Net income (loss)	(1,033.3)	(2,616.9)	(61)
Amortization of E&E undeveloped land	129.1	157.2	(18)
Impairment	1,466.4	3,705.9	(60)
Unrealized derivative (gains) losses	269.6	(439.4)	(161)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(207.7)	254.2	(182)
Unrealized loss on long-term investments	2.0	16.2	(88)
Gain on sale of long-term investments	—	(0.7)	(100)
Net loss on capital dispositions	199.2	129.1	54
Deferred tax relating to adjustments	(438.5)	(971.0)	(55)
Adjusted net earnings from operations	386.8	234.6	65

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	27

The following table reconciles long-term debt to net debt:

($ millions)	2019	2018	% Change
Long-term debt (1)	2,905.1	4,276.7	(32)
Accounts payable and accrued liabilities	479.4	549.4	(13)
Long-term compensation liability (2)	13.1	10.0	31
Cash	(56.9)	(15.3)	272
Accounts receivable	(295.9)	(322.6)	(8)
Prepaids and deposits	(6.9)	(4.6)	50
Long-term investments	(6.7)	(8.7)	(23)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(265.9)	(473.6)	(44)
Net debt	2,765.3	4,011.3	(31)

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of long-term compensation liability.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	28

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● Crescent Point’s 2020 average production and capital expenditure guidance;

● The Company seeking opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements; and
● Estimated undiscounted cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, rail blockades, outbreaks, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainty regarding the benefits and costs of dispositions; failure to complete dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (FASB) Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (IFRS).

CRESCENT POINT ENERGY CORP.	29

For the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

CRESCENT POINT ENERGY CORP.	30

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	31